Exhibit 99.1

PARINGA DELIVERS FIRST COAL TO CUSTOMERS

•	Maiden shipment of 1,500 tons of washed coal has been loaded onto barges operated by Paringa’s cornerstone customer, LG&E and KU.

•	This follows the successful delivery of first coal from the Poplar Grove operation to the Ainsworth Dock.

•	Coal quality exceeded contract specifications, validating the CHPP ramp-up performance.

•	Sales volumes will continue to ramp up in the coming weeks as additional mining equipment is deployed.

•	Paringa continues to build on a strong forward sales book and is sold out for 2019 and approximately 70% committed for 2020 with leading regional power utilities.

•	Market conditions in the Illinois Basin remain strong, and the Company is actively engaged with both existing and new customers regarding further sales agreements.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to advise that it has delivered first coal from the Poplar Grove operation in western Kentucky.

A maiden shipment of approximately 1,500 tons was loaded into barges at Paringa’s Ainsworth Dock on the Green River to cornerstone customer, Louisville Gas and Electric Company and Kentucky Utilities Company (“LG&E and KU”), part of the PPL Corporation (NYSE: PPL), on April 26, 2019.

Coal is sold by Paringa on a free-on-board (“FOB”) basis, with the Company’s customers responsible for the transportation of coal. The loaded product underwent sampling and analysis at the Ainsworth Dock and exceeded key contract specifications.

Sales volumes are anticipated to increase in the coming weeks as additional mining equipment is deployed. The second continuous miner has now been deployed. Additionally, the slope conveyor has been successfully commissioned and is transporting run of mine (“RoM”) coal from the slope bottom.

Paringa’s Managing Director, Egan Antill, said: “Commencing sales from the Poplar Grove operation is a key milestone for the Company in becoming a significant coal producer in western Kentucky, USA. The Company remains focused on the successful ramp-up of operations towards nameplate capacity throughout 2019. We are very pleased to be working with local businesses and contributing significant direct and indirect employment opportunities in the region, and would like to thank LG&E and KU for their continued support as the Company’s maiden customer.”

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Coal sales

Paringa has delivered first coal from the Poplar Grove operation to the Ainsworth Dock on the Green River. Approximately 1,500 tons of washed coal has been loaded onto barges operated by Paringa’s cornerstone customer, LG&E and KU.

Coal quality exceeded contract specifications, validating the coal preparation handling plant (“CHPP”) ramp-up performance, and sales volumes will continue to increase in the coming weeks as additional mining equipment is deployed.

The Company continues to build on a strong forward sales book and is sold out for 2019 and approximately 70% committed for 2020 with leading regional power utilities. Market conditions in the Illinois Basin remain strong, and the Company is actively engaged with both existing and new customers regarding further sales agreements.

Underground operations

Underground mining operations continue to progress well, with the slope development contractor demobilized from the site. The slope conveyor was successfully installed and commissioned during the week of April 1, with run of mine material now being transported from the mine faces to the transfer point at the slope portal.

The permanent ventilation system has been established, and the second continuous miner has now been deployed.

Surface operations

Installation and commissioning of the slope conveyor has enabled the underground and surface operations to be integrated. RoM material is now travelling up the slope conveyor to the slope portal and on the overland conveyor, which then deposits it into the raw coal stockpile for processing at the CHPP.

The ramp up of the CHPP is progressing in-line with expectations, with coal qualities to date having exceeded key contract specifications.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.